1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
December 22, 2025	www.integraresources.com

INTEGRA ANNOUNCES FULL CONVERSION AND REPAYMENT OF BEEDIE CAPITAL CONVERTIBLE
DEBENTURE

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the full conversion and repayment of the Beedie Investment Ltd. ("Beedie Capital") convertible debenture facility (the "Facility"). Pursuant to the terms of the Facility credit agreement, as amended, the Company issued a total of 12,295,081 common shares at a deemed price per common share of C$1.6875 (US$1.22) to retire the full US$15 million principal amount drawn under the Facility and paid US$2,896,712 in accrued interest and standby fees. In connection with the conversion and repayment of the Facility, the Facility has been retired and certain assets secured under the Facility have been released. There are no further amounts due or owing to Beedie Capital under the Facility.

George Salamis, President, CEO and Director of Integra commented: "Beedie Capital has been an important partner to Integra since our earliest days, and their continued support speaks volumes. The full conversion of the convertible debenture into equity following the recently announced Feasibility Study results for DeLamar is a strong vote of confidence in the strength of the study and the long-term value of the Company. This transaction also materially strengthens our financial position by eliminating the convertible debt from our balance sheet, leaving Integra debt-free at the corporate level as we move forward into permitting and future development at DeLamar."

Nora Pincus, Managing Director at Beedie Capital commented: "Our decision to voluntarily convert the Facility in full into common equity reflects our conviction in Integra, the quality of the DeLamar asset, and the value demonstrated in the recently announced Feasibility Study. We thank George Salamis and his team for their hard work and the value created during Beedie Capital and Integra's more than five-year partnership. Over that period, Integra has grown from an early-stage, single-asset developer into a producer with multiple robust, near-term exploration and development projects in premier U.S. jurisdictions."

Early Warning Disclosure for Beedie Capital

Immediately prior to the completion of the conversion of the Facility, Beedie Capital, directly or indirectly, would own or control a total of 6,790,681 common shares, representing approximately 4.01% of the issued and outstanding common shares of the Company on a non-diluted basis, and assuming conversion in full of the US$15 million of advances under the Facility in accordance with the terms of the Facility credit agreement and 1,250,000 common share purchase warrants in Integra ("Warrants") held by Beedie Capital, 20,335,762 common shares, representing approximately 11.12% of the issued and outstanding common shares of the Company on a partially diluted basis. Immediately following the completion of the conversion of the Facility, Beedie Capital, directly or indirectly, would own or control a total of 19,085,762 common shares, representing approximately 10.51% of the issued and outstanding common shares of the Company on a non-diluted basis, and assuming conversion in full of 1,250,000 Warrants held by Beedie Capital, 20,335,762 common shares, representing approximately 11.12% of the issued and outstanding common shares of the Company on a partially diluted basis. A copy of the early warning report relating to the foregoing conversion of the Facility will be available under Integra's profile on SEDAR+ at www.sedarplus.ca, and may also be obtained by contacting Beedie Investments Limited at 604-435-3321. Beedie Capital's head office is located at Suite 900 - 1111 West Georgia St. Vancouver, BC V6E 4M3.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release